February 12, 2025

Jose Bengochea
Chief Executive Officer
Iron Horse Acquisitions Corp.
P.O. Box 2506
Toluca Lake, CA 91610

Zhenjun Jiang
Chief Executive Officer
Zhong Guo Liang Tou Group Ltd
Vistra Corporate Services Centre, Wickhams Cay II, Road Town
Tortola, VG 1110, British Virgin Islands

       Re: Iron Horse Acquisitions Corp.
           Amendment No. 1 to
           Registration Statement on Form S-4
           Filed January 28, 2025
           File No. 333-283933
Dear Jose Bengochea and Zhenjun Jiang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2025 letter.

Registration Statement on Form S-4 filed January 28, 2025
What vote is required to approve the Proposals?, page xiv

1.     We note your amended disclosure and your response to prior comment 5.
State
       whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of Iron Horse is required. Please refer to Item
 February 12, 2025
Page 2

       1606(c) of Regulation S-K. Add any appropriate risk factors. Summary, page 1

2. We note your response to prior comment 12 and your amended disclosure, and reissue in part. We note your disclosure on page 1 that states redemption rights apply in the event of an approval of an amendment to the company's amended and restated
       certificate of incorporation to extend the time to complete a business combination beyond 18 months. Please revise to state whether shareholders may redeem their shares in connection with the two allowable three months extensions.
The approval or relevant PRC regulatory authorities and compliance procedures.. , page 49

3. We note your risk factor disclosure on page 50 that it is the opinion of Jingsh & H Y
       Leung that your business operations do not currently involve data processing. Please file this opinion as an exhibit.
Material U.S. Federal Income Tax Consequences, page 100

4. We are still considering your response to prior comment 24 and we may have further comments.
Iron Horse's Business, page 108

5. We note your disclosure on page 111 that "None of our Sponsor, directors and officers have any SPAC experience prior to Iron Horse." Please revise this disclosure to include any SPAC experience post Iron Horse. For instance, we note Mr. Bengochea and Mr. Caragol are both executive officers of Iron Horse Acquisition II, which recently filed its IPO.
Compensation of Directors and Executive Officers, page 203

6. Please update to include compensation for fiscal year end December 31, 2024.
Notes to Unaudited Consolidated Financial Statements
Revenue Recognition - Wholesale distribution segment, page F-61

7. We note in your response to comment 39, your reference to TRG 46, and the revised disclosure on page F-61. Please clarify for us whether you allocate part of the
       transaction price to the customer   s right to minimum purchase volumes
required by
       the distributor agreements. Otherwise, explain to us what would give rise to any remaining revenue associated with a minimum purchase volume to which you refer.
       Given your disclosure that you determined that minimum purchase volumes required by the distributor agreements, if any, do not provide a distributor a material right that gives rise to a separate performance obligation, explain to us how you considered
       ASC 606-10-55-43 in your accounting. Please explain to us in detail how you applied the guidance in ASC 606-10-55-41 to ASC 606-10-55-49 to your accounting for your customers rights to minimum purchase volumes required by the distributor agreements.
 February 12, 2025
Page 3
Note 9 - Related Party Transactions, page F-66

8. We note your response to comment 40 and we reissue the comment. Please explain to us in detail how your accounting treatment is grounded in the accounting guidance under ASC 845-10-15-4.b. Cite the specific U.S. GAAP guidance on which you based your conclusion. Also, tell us how you considered the guidance in SAB Topic 5G.
General

9. Please revise your disclosure to state whether there were any redemptions in connection with the December 16, 2024 extension period.
10. We note in response to prior comment 48 you revised your cover page. Please also revise to provide the disclosures required by Items 1604(b)(4) and 1603(b) of
       Regulation S-K.
11. In your next amendment please provide the missing information throughout your prospectus, including, but not limited to, the information in your Directors and
       Executive Officers of New CFI After the Business Combination and
Security
       Ownership of Certain Beneficial Owners and Management sections.

       Please contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing